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                           February 9, 2023

       Joy Weiss
       President and Chief Executive Officer
       Tempo Automation Holdings, Inc.
       2460 Alameda Street
       San Francisco, CA 94103

                                                        Re: Tempo Automation
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 26,
2023
                                                            File No. 333-268958

       Dear Joy Weiss:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed January 26, 2023

       Management's Discussion and Analysis, page 63

   1. We note your response to prior comment 8. Please disclose that you lowered your 2023 projections and briefly
explain why you lowered the projections.
 Joy Weiss
FirstName LastNameJoy WeissInc.
Tempo Automation Holdings,
Comapany9,NameTempo
February   2023       Automation Holdings, Inc.
February
Page 2 9, 2023 Page 2
FirstName LastName
      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Legal
Branch Chief, at 202-551-3454 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Ryan J. Maierson